

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2013

Via Email
Mr. Stacy J. Smith
Executive Vice President and Chief Financial Officer
Intel Corporation
2200 Mission College Boulevard
Santa Clara, California 95054

> **Re: Intel Corporation**
> **Form 10-K for the Fiscal Year Ended December 29, 2012**
> **Filed February 19, 2013**
> **Form 10-Q for the Quarterly Period Ended March 30, 2013**
> **Filed April 29, 2013**
> **File No. 000-06217**

Dear Mr. Smith:

We have reviewed your response dated April 23, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 29, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 35

1.   We note your response to prior comment 5. Please reconcile for us, and clarify in future filings, the disclosure on page 35 that states that you generated a higher percentage of your profits from lower tax jurisdictions in both 2012 and 2011, which positively impacted your effective tax rates, to the disclosure on page 87 indicating that U.S. income before taxes was more than twice the non-U.S. income before taxes amount in both periods. Clarify what you mean by profits – e.g., gross profit, income before taxes, etc. – and whether these lower tax jurisdictions are within or outside the U.S. If outside

the U.S., tell us the percentage of your total consolidated revenues earned by your subsidiaries in those jurisdictions, separately quantifying any revenues from intercompany or affiliate transactions.

2.	We note your response to prior comments 4 and 5, which indicated that a sizable amount of your cash and cash equivalents, short-term investments and trading assets is held by your foreign subsidiaries. To help us better understand your conclusion that these amounts are not material to an understanding of your liquidity and capital resources, please address the following:

- Tell us separately the amount of cash and cash equivalents, the amount of short-term investments and the amount of trading assets held by your foreign subsidiaries at December 29, 2012 and at March 30, 2013.

- Tell us whether in the last three years you have re-designated any undistributed earnings of non-U.S. subsidiaries from being permanently re-invested outside the U.S to not being indefinitely reinvested and now available for use in the U.S.

- Tell us whether you currently have in place cash management and funding strategies that make cash held outside the U.S. available to fund the needs in the U.S. on a short-term basis without being repatriated and being subject to U.S. taxes, and if so, please describe them to us.

3.	On page 38, you disclose that your commercial paper program provides another source of liquidity.

- Identify for us the caption on your statement of cash flows where you present cash flows from these transactions.

- Tell us whether you undertake inter-company commercial paper transactions between your U.S. subsidiaries and your non-U.S. subsidiaries and if so, tell us the gross amounts of these transactions in each of the last three years.

Form 10-Q for the Quarterly Period Ended March 30, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 30

4.	We note from page 31 and from your first quarter earnings release disclosure relating to write-offs of your Haswell product inventory prior to qualification for sale, which you expect to get back throughout the rest of the year as the product qualifies for sale and you begin shipping to customers.

- Explain to us the circumstances that led to your Haswell inventory being written-off prior to the product qualifying for sale.
- Tell us how you are accounting for your Haswell products, both prior to and after qualification for sale.
- Cite the accounting literature upon which you relied and explain how you applied that literature to your facts and circumstances.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or Geoff Kruczek at (202) 551-3641 with any other questions. In this regard, do not hesitate to contact me at (202) 551-3528.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director